Exhibit 99.2

A subsidiary of GDF SUEZ will start the construction of a 115 MW run-of-the river hydro project following an auction for energy companies which took place on 9 September 2008.

As a result of this auction, 100 MW have been sold to distribution companies for a period of 10 years, between 2013 and 2022. GDF SUEZ will provide 6,000 GWh for the length of this period.

The hydro power plant will consist of 3 units to be built in sequence down the Chiriqui river.

This hydro development enlarges the Group’s local offer of energy sources. It will lead to more stable energy prices, reducing the dependency on fluctuating fuel prices which in the end will be beneficial for the end-consumer in Panama.

GDF SUEZ Energy International entered the Panama energy market by acquiring a 51% stake in the country’s largest thermal generating complex Bahia Las Minas in March 2007. The plant has a total installed capacity of 280 MW. End of last year, GDF SUEZ started the construction of the 87 MW Cativá installation to solve an emergency energy need.

Other companies of GDF SUEZ, such as Compagnie du Rhône, Tractebel Engineering, Coyne et Bellier and Technum have been very active in Panama in recent years. In 2007, a consortium composed of the above companies has been awarded the studies of the model for the new locks of the Panama Canal.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com	GDF SUEZ Energy International: External Communications Tel: +32 2 510 7069 E-mail: katja.damman@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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